Exhibit 99.3

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report on Financial Statements; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the Board of Directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report on Financial Statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2011.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2011, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

Bob Gomes, P.Eng.	Dan Lefaivre, FCMA
President & CEO	Senior Vice President & CFO
February 23, 2012	February 23, 2012

December 31, 2011

STANTEC INC.

Independent Auditors’ Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.

We have audited the accompanying consolidated financial statements of Stantec Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stantec Inc. as at December 31, 2011 and 2010, and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

As discussed in Note 11 to the financial statements, the Company has changed the date of its annual impairment test to October 1 from July 1 effective the third quarter of 2011. Our opinion is not modified in respect of this matter.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stantec Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012, expressed an unqualified opinion on Stantec Inc.’s internal control over financial reporting.

Chartered Accountants

Edmonton, Canada

February 23, 2012

December 31, 2011

STANTEC INC.

Independent Auditors’ Report on Internal Control Over Financial Reporting

(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.

We have audited Stantec Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Stantec Inc. as at December 31, 2011 and 2010, and January 1, 2010, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2011 and 2010, and our report dated February 23, 2012, expressed an unqualified opinion thereon.

Chartered Accountants

Edmonton, Canada

February 23, 2012

December 31, 2011

STANTEC INC.

Consolidated Statements of Financial Position

		December 31	December 31	January 1
		2011	2010	2010
(In thousands of Canadian dollars)	Notes	$	$	$

ASSETS	18,38
Current
Cash and short-term deposits	8	36,111	62,731	14,690
Trade and other receivables	9	310,669	295,740	253,205
Unbilled revenue	36	133,881	104,696	95,794
Income taxes recoverable		16,800	12,313	12,144
Prepaid expenses		13,908	10,699	11,352
Other financial assets	15	14,612	10,589	4,664
Other assets	16	3,172	4,176	4,234

Total current assets		529,153	500,944	396,083
Non-current
Property and equipment	10	107,853	113,689	107,830
Investment property	10	-	-	881
Goodwill	11	509,028	548,272	468,814
Intangible assets	12	72,047	72,136	60,331
Investments in associates	14	2,365	2,831	6,631
Deferred tax assets	29	43,647	40,912	43,463
Other financial assets	15	61,606	57,235	48,657
Other assets	16	1,657	1,339	-

Total assets		1,327,356	1,337,358	1,132,690

LIABILITIES AND EQUITY
Current
Trade and other payables	17	191,859	186,287	159,393
Billings in excess of costs	36	49,441	56,741	52,007
Income taxes payable		-	4,595	-
Current portion of long-term debt	18	59,593	46,394	35,428
Provisions	19	16,373	17,297	15,287
Other financial liabilities	20	5,042	9,365	6,196
Other liabilities	21	5,208	3,313	3,811

Total current liabilities		327,516	323,992	272,122
Non-current
Long-term debt	18	236,601	275,636	198,769
Provisions	19	42,076	39,143	42,232
Deferred tax liabilities	29	54,564	47,780	47,177
Other financial liabilities	20	2,257	5,789	7,606
Other liabilities	21	37,191	29,330	26,720

Total liabilities		700,205	721,670	594,626

Shareholders’ equity
Share capital	25	226,744	225,158	221,983
Contributed surplus	25	14,906	13,340	12,606
Retained earnings		397,847	393,844	302,966
Accumulated other comprehensive (loss) income	28	(12,449)	(16,757)	323

Total equity attributable to equity holders of the Company		627,048	615,585	537,878

Non-controlling interests		103	103	186

Total equity		627,151	615,688	538,064

Total liabilities and equity		1,327,356	1,337,358	1,132,690

See accompanying notes

On behalf of Stantec’s Board of Directors

Aram Keith, PE, FASCE, Director	Bob Gomes, P.Eng., Director

December 31, 2011

STANTEC INC.

Consolidated Statements of Income

Years ended December 31		2011	2010
(In thousands of Canadian dollars, except per share amounts)	Notes	$	$

Gross revenue		1,683,403	1,513,062
Less subconsultant and other direct expenses		304,856	287,022

Net revenue		1,378,547	1,226,040
Direct payroll costs	31	615,136	537,704

Gross margin		763,411	688,336
Administrative and marketing expenses	25, 31	565,164	510,724
Depreciation of property and equipment	10	27,933	25,461
Impairment of goodwill	11	90,000	-
Amortization of intangible assets	12	18,395	17,289
Net interest expense	30	9,723	7,862
Other net finance expense (income)	30	2,848	(219)
Share of income from associates	14	(793)	(2,209)
Gain on sale of equity investments	14	-	(7,183)
Foreign exchange loss		501	994
Other (income) expense		(36)	838

Income before income taxes		49,676	134,779

Income taxes	29
Current		32,733	42,435
Deferred		4,281	(2,397)

Total income taxes		37,014	40,038

Net income for the year		12,662	94,741

Earnings per share
Basic	32	0.28	2.07

Diluted	32	0.28	2.06

See accompanying notes

December 31, 2011

STANTEC INC.

Consolidated Statements of Comprehensive Income

Years ended December 31		2011	2010
(In thousands of Canadian dollars)	Notes	$	$

Net Income for the year		12,662	94,741

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	28	5,761	(18,615)
Net (loss) gain on available-for-sale financial assets	28	(1,479)	1,562
Income tax	28	26	(27)

Other comprehensive income (loss) for the year, net of tax		4,308	(17,080)

Total comprehensive income for the year, net of tax		16,970	77,661

See accompanying notes

December 31, 2011

STANTEC INC.

Consolidated Statements of Shareholders’ Equity

	Shares Outstanding (note 25)	Share Capital (note 25)	Contributed Surplus (note 25)	Retained Earnings	Accumulated Other Comprehensive Income (Loss) (note 28)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2010	45,716,820	221,983	12,606	302,966	323	537,878

Net income				94,741		94,741
Other comprehensive loss					(17,080)	(17,080)

Total comprehensive income				94,741	(17,080)	77,661

Share options exercised for cash	249,800	3,044				3,044
Share-based compensation expense			1,889			1,889
Shares repurchased under normal course issuer bid	(198,300)	(965)	(59)	(3,863)		(4,887)
Reclassification of fair value of share options previously expensed		1,096	(1,096)			-

Balance, December 31, 2010	45,768,320	225,158	13,340	393,844	(16,757)	615,585

Balance, December 31, 2010	45,768,320	225,158	13,340	393,844	(16,757)	615,585

Net income				12,662		12,662
Other comprehensive income					4,308	4,308

Total comprehensive income				12,662	4,308	16,970

Share options exercised for cash	214,865	2,867				2,867
Share-based compensation expense			2,700			2,700
Shares repurchased under normal course issuer bid	(459,600)	(2,270)	(145)	(8,659)		(11,074)
Reclassification of fair value of share options previously expensed		989	(989)			-

Balance, December 31, 2011	45,523,585	226,744	14,906	397,847	(12,449)	627,048

See accompanying notes

December 31, 2011

STANTEC INC.

Consolidated Statements of Cash Flows

Years ended December 31		2011	2010
(In thousands of Canadian dollars)	Notes	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,611,974	1,499,392
Cash paid to suppliers		(496,270)	(508,637)
Cash paid to employees		(943,439)	(821,360)
Interest received		1,953	3,111
Interest paid		(16,604)	(16,775)
Finance costs paid		(2,546)	(1,773)
Income taxes paid		(50,282)	(51,548)
Income taxes recovered		9,800	9,522

Cash flows from operating activities	33	114,586	111,932

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(76,434)	(106,393)
Dividends from equity investments		175	2,852
Increase in investments held for self-insured liabilities		(8,393)	(7,301)
Proceeds on disposition of investments and other assets		10,767	1,283
Purchase of intangible assets		(3,958)	(3,262)
Purchase of property and equipment		(21,832)	(25,725)
Proceeds on disposition of property and equipment		291	412
Proceeds on sale of equity investments	14	-	9,980

Cash flows used in investing activities		(99,384)	(128,154)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(229,449)	(140,002)
Proceeds from bank debt		80,736	216,948
Proceeds from senior secured notes		125,000	-
Transaction costs on senior secured notes		(1,115)	-
Repayment of acquired bank indebtedness	7	(3,389)	(3,895)
Payment of finance lease obligations		(5,449)	(5,356)
Repurchase of shares for cancellation	25	(11,074)	(4,887)
Proceeds from issue of share capital		2,867	3,044

Cash flows (used in) from financing activities		(41,873)	65,852

Foreign exchange gain (loss) on cash held in foreign currency		51	(1,589)

Net (decrease) increase in cash and cash equivalents		(26,620)	48,041
Cash and cash equivalents, beginning of the year	8	62,731	14,690

Cash and cash equivalents, end of the year	8	36,111	62,731

See accompanying notes

December 31, 2011

STANTEC INC.

Notes to the Consolidated Financial Statements

1.	Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2011, were authorized for issue in accordance with a resolution of the Company’s board of directors on February 23, 2012. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange under the symbol STN. The Company’s registered office and records office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Since this is the first year the Company is presenting its results and financial position under IFRS, these consolidated financial statements were prepared in accordance with IFRS 1, “First-Time Adoption of IFRS” (IFRS 1). Subject to certain transition elections disclosed in note 38, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010, and throughout all periods presented as if these policies had always been in effect. Note 38 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance, and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010. Comparative figures for 2010 in these consolidated financial statements have been restated to give effect to these changes.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of February 23, 2012.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. Exceptions to the historical cost basis include certain categories of property and equipment that have been recorded using fair value as at January 1, 2010, as deemed cost, investment property, derivative financial instruments, and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

3.	Basis of Consolidation

The consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and all its special purpose entities as at December 31, 2011.

Subsidiaries and special purpose entities are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries are prepared as at December 31, 2011, using consistent accounting policies. All intercompany balances are eliminated in full.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

4.	Summary of Significant Accounting Policies

a) Cash and short-term deposits

Cash and cash equivalents include cash, cash in escrow, and unrestricted investments with initial maturities of three months or less. Such investments are carried at fair value. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash, cash in escrow, and unrestricted investments as defined above, net of outstanding bank overdrafts.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20-30%	Declining balance
Office equipment	20-30%	Declining balance
Automotive equipment	30%	Declining balance
Leasehold improvements		Straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Buildings	10-20%	Declining balance

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Investment property

Land and buildings (or parts thereof) are transferred to investment property when they are not used for operational purposes but, instead, are held to earn rental income or for capital appreciation. Investment properties are stated at cost less accumulated depreciation and any impairment losses, if any, and are accounted for in the same manner as property and equipment. As at January 1, 2010, the Company’s investment property included a building that depreciated on a declining basis over its estimated useful life.

d) Assets held for sale

Assets are classified as held for sale if their carrying amounts will be recovered through a sale rather than through continuing use. This condition is met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Management expects the sale to be completed within one year from the date of classification. Assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are classified as a current asset. Once classified as held for sale, property and equipment are not depreciated or amortized.

e) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any impairment losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

The Company’s intangible assets have finite lives that are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally 1 to 3 years. Other intangible assets include technology, non-compete agreements, and advantageous leasehold commitments, which are amortized over estimated lives of 3 to 11 years. The Company assigns value to acquired contract backlog and customer lists using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as working capital and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Intangible assets—software

For internally generated software, research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate

•	The technical feasibility of completing the intangible asset so that it will be available for use
•	Its intention to complete and its ability to use the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to reliably measure the expenditure during development

Following initial recognition of the development expenditure as an asset, it is carried at cost less accumulated amortization and any impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The Company amortizes certain purchased and internally generated software on a straight-line basis over periods ranging from 3 to 7 years.

f) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life and the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a 20-to-30% declining balance basis.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the term of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease term.

g) Investments in associates and joint ventures

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus postacquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates is shown on the face of the consolidated statements of income. Since this is profit attributable to the equity holders of the associate, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

The Company has interests in joint ventures whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The Company accounts for its joint ventures using the proportionate consolidation method. The Company combines its share of each of the assets, liabilities, income, and expense of the joint venture with similar items, line by line, in its consolidated financial statements.

If the financial statements of the associates or joint ventures are prepared for a different date from those of the Company, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

h) Investments held for self-insured liabilities

In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value with associated unrealized gains or losses reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds and equity securities.

i) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when it is virtually certain. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pretax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for self-insured liabilities

The Company self-insures certain risks related to professional liability and automobile physical damages. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provision for claims

The Company has claims that are not covered by its provisions for self-insurance, in particular those claims

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

assumed from a business combination covered under an assumed insurance contract. Provisions are recognized for these claims in accordance with the above general description of provisions.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the above general description of provisions.

Lease exit liabilities

The Company accrues charges when it ceases to use office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments. As well, an asset is accrued in the consolidated statements of financial position as an other financial asset if it is virtually certain that sublease rental will be obtained for the office space that the Company ceases to use. The asset is measured using the present value of the future rental income to the extent of the present value of the lease liability.

Onerous contracts

From time to time, the Company may sublet a portion of an office space under an operating lease arrangement. The Company accrues a liability and asset if the costs to be incurred under an operating lease are to exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments. Included in the asset is the present value of the future rental income.

j) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. For example, the functional currency of the Company’s US-based subsidiaries is the US dollar.

Transactions and balances

Transactions in foreign currencies (i.e., different than an entity’s functional currency) are initially translated into the functional currency of entities using the foreign exchange rate at the date of the transaction. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•

On the statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception is unrealized foreign exchange gains and losses on non-monetary investments (i.e., equity investments) classified as available for sale, which are included in accumulated other comprehensive income.

•	Revenue and expense items are translated at the average exchange rate for the year with the exception of depreciation and amortization, which are translated at historical exchange rates.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows: assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in accumulated other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

k) Financial instruments

Initial recognition and subsequent measurement

The Company classifies its financial instruments as follows:

•

Cash and short-term deposits are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•

Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•

Investments held for self-insured liabilities, consisting of equity securities and bonds, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in other income. Interest income is recorded in finance income, and dividends are recorded in other income.

•

Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method (EIR), with realized gains and losses reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, therefore calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•

Long-term debts, including non-interest bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method, with the EIR amortization and realized gains and losses reported in finance costs.

•

Derivatives are classified as financial assets or liabilities at FVPL and are accounted for at fair value, with unrealized and realized gains and losses reported in other net finance expense (income) or foreign exchange gains/losses. Derivatives are carried as other financial assets when the fair value is positive and as other financial liabilities when the fair value is negative.

Fair value

All financial assets are recognized initially at fair value plus directly attributable transaction costs except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and short-term deposits, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets denominated in US dollars. The Company also enters into interest rate swap agreements to manage the risk associated with interest rate cash flows to the extent that its credit facilities are based on floating rates of interest. The Company’s policy is not to use these derivatives for trading or speculative purposes. The Company has not designated any of its derivatives for hedge accounting.

l) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (i.e., an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset. If an indication of impairment exists, or when annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Trade and other receivables

The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, investment property, goodwill, investments in associates and joint ventures, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. The results of these valuation techniques are corroborated by quoted share prices for comparable publicly traded companies or other available fair value indicators. Impairment losses are recognized in the consolidated statements of income in those expense categories consistent with the nature of the impaired asset.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) and when indicators of impairment exist. Effective the third quarter of 2011, the Company changed the date of its annual goodwill impairment test to October 1, from July 1. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. Impairment is determined by assessing the recoverable amount of each CGU to which the goodwill relates. The Company’s CGUs for goodwill impairment testing are Canada, the United States, and International. Where the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognized.

An impairment loss of goodwill is not reversed. Regarding other assets, an impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable amount. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Available-for-sale financial investments

For equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the consolidated statements of income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the consolidated statements of income.

m) Revenue recognition

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all its revenue arrangements.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by reference to the stage of completion using the revenue cost approach. Stage of completion is measured by reference to labor costs incurred to date as a percentage of total estimated labor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

Unbilled revenue represents work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs represents amounts that have been invoiced to clients but not yet recognized as revenue.

n) Employee benefit plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

o) Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax, relating to items recognized directly in equity, is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

Deferred tax

Deferred tax is determined using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in subsidiaries, associates, and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax, relating to items recognized in equity, is recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets are recognized net of the amount of sales tax recoverable from, or payable to, a taxation authority. Trade receivables and trade payables are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, a taxation authority is included as part of trade receivables or trade payables, as appropriate, in the consolidated statements of financial position.

p) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Under the Company’s deferred share unit plan, the chief executive officer and directors of the board of the Company may receive deferred share units equal to one common share. Under the Company’s restricted share unit plan, senior vice presidents are granted share units that are to be settled after a two-year period. The deferred share units and restricted share units are share appreciation rights that can only be settled in cash (i.e., cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions awards is measured by reference to the fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

q) Earnings per share

Basic earnings per share are computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the period and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

r) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in accordance with IAS 39, “Financial Instruments: Recognition and Measurement,” in other income. If the business combination is achieved in stages, the acquisition-date fair value of the Company’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

Goodwill is initially measured at cost, being the excess of the consideration transferred over the Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s CGUs (Canada, United States, and International) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

5.	Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a) Revenue recognition

The Company accounts for its revenue in accordance with IAS 11, “Construction Contracts,” which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that point in time. The Company also provides for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and would affect the Company’s revenue and unbilled revenue.

b) Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts that are based on the age of the outstanding receivables and on its historical collection and loss experience.

c) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company’s self-insured liabilities and reported expenses.

d) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions. This estimate also requires determining the most appropriate inputs to the valuation model, including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise, and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience in order to determine the compensation expense arising from the share-based awards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

e) Business combinations

In a business combination, the Company may acquire the assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. The determination of these fair values involves a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples.

Contingent consideration resulting from business combinations is recorded at fair value at the acquisition date as part of the business combination based on discounted cash flows and is subsequently remeasured to fair value at each reporting date. The key assumptions used in determining fair value include the probability of meeting each performance target and a discount factor.

f) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of such data, other valuation techniques can be used to estimate fair value less costs to sell. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount, when based on a discounted cash flow methodology, is most sensitive to the discount rate used, as well as the expected future cash inflows and the growth rate used for extrapolation purposes. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

g) Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk, and, volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

h) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the cash taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, and previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective legal entity’s domicile. Management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, on a regular basis, as well as the deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and the level of future taxable profits, together with future tax-planning strategies.

6.	Recent Accounting Pronouncements

Recently adopted

On transition to IFRS, the Company adopted the annual improvements to IFRS issued by the IASB in May 2010. The adoption of these amendments did not have an effect on the Company’s financial position or on the results of its operations.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. Unless otherwise noted, the effective date of each standard below is the first annual period beginning on or after January 1, 2013, with retrospective application required and early adoption permitted. Unless otherwise noted, the Company is currently considering the impact of adopting these standards and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

Financial Instruments

In November 2009, the IASB issued IFRS 9, “Financial Instruments” (IFRS 9), as part of the first of three phases to replace IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39). The first phase addressed the classification and measurement of financial assets. IFRS 9 replaces the multiple classification and measurement models of IAS 39 with a single model that has only two classification categories: amortized cost and fair value.

In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities and for classification and measurement of financial liabilities. The reissued IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit and loss.

In December 2011, the IASB issued amendments to IFRS 9 (the amendments). The amendments result in a deferred effective date for IFRS 9, from annual periods beginning on or after January 1, 2013, to January 1, 2015, with early adoption still permitted. This deferral makes it possible for all phases of the replacement of IAS 39 to have the same mandatory effective date. The amendments provide relief in restating prior periods, requiring instead that entities provide disclosures to allow financial statement users to understand the initial impact of applying IFRS 9.

Financial Instruments: Presentation

In December 2011, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation” (IAS 32) (the amendments). The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarifying the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement. The amendments to IAS 32 are applicable for annual periods beginning on or after January 1, 2014.

Financial Instruments: Disclosures

In October 2010, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures” (IFRS 7) (the amendments). The amendments require additional qualitative and quantitative disclosure associated with the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

transfers of financial assets. Entities are required to apply the amendments for annual periods beginning on or after July 1, 2011. Early adoption is permitted. The new disclosure requirements are required to be applied prospectively. The adoption of the amendments is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the IASB issued further amendments to IFRS 7 related to the disclosures of offsetting financial assets and financial liabilities. These amendments require disclosure of information that will allow financial statement users to assess the impact of an entity’s netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and liabilities, on the entity’s statement of financial position.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements,” which replaces Standing Interpretations Committee (SIC)-12, “Consolidation-Special Purpose Entities” (SIC-12), and parts of IAS 27, “Consolidated and Separate Financial Statements” (IAS 27). The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess.

Joint Arrangements

In May 2011, the IASB issued IFRS 11, “Joint Arrangements” (IFRS 11), to establish principles for financial reporting by parties to a joint arrangement. This standard supersedes IAS 31, “Interests in Joint Ventures” (IAS 31), and SIC-13, “Jointly Controlled Entities—Non-Monetary Contributions by Venturers.” Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures; the classification of a joint arrangement focuses on the nature and substance of the rights and obligations of the arrangement. IFRS 11 requires that joint ventures be accounted for using the equity method, rather than proportionate consolidation.

Investments in Associates and Joint Ventures

In May 2011, the IASB amended IAS 28, “Investments in Associates and Joint Ventures” (IAS 28), previously IAS 28, “Investments in Associates.” The amended IAS 28 sets out the accounting for investments in associates and the requirements for application of the equity method when accounting for investments in associates and joint ventures.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12). IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard. Many of the disclosure requirements were previously included in IAS 27, IAS 28, IAS 31, and SIC-12, while others are new. IFRS 12 requires that an entity disclose the significant judgment and assumptions it has made in determining whether it controls an entity.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” (IFRS 13). IFRS 13 provides guidance on how to measure fair value under IFRS when fair value is required or permitted by other standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 requires enhanced disclosure for fair value. IFRS 13 is applied prospectively for annual periods beginning on or after January 1, 2013, and comparative disclosures for prior periods are not required.

Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” (IAS 1), to improve the consistency and clarity of items presented in other comprehensive income. The amendments require that items presented in other comprehensive income be grouped into two categories: 1) items that may be reclassified into profit or loss at a future date and 2) items that will never be reclassified into profit or loss. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19, “Employee Benefits” (the amendments). Among other changes, the amendments impact the timing of the recognition of termination benefits. The revised standard requires termination benefits outside of a wider restructuring to be recognized only when the offer becomes legally binding and cannot be withdrawn. In the context of a wider restructuring, termination benefits are recognized at the same time as other restructuring costs.

7.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are due to facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration, specified in certain purchase agreements, may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other (income) expense.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed, as compensation, as services are provided by the employees.

Acquisitions in 2011

On February 11, 2011, the Company acquired all the shares and business of QuadraTec, Inc. for cash consideration and notes payable. With offices in Newfoundland and Labrador, QuadraTec, Inc. provides mechanical, electrical, industrial, and communications engineering; energy management; design studies; and contract management.

On May 27, 2011, the Company acquired all the shares and business of the Caltech Group (Caltech) for cash consideration and notes payable. Headquartered in Calgary, Alberta, Caltech provides multidisciplinary engineering, procurement, and construction management services. The addition of Caltech’s services augmented the Company’s existing oil and gas and power business throughout North America. Caltech has experience in the design of utility, electrical asset, and telecom facilities, which includes a range of client planning, engineering, consulting, and development services.

On September 2, 2011, the Company acquired all the shares and business of Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo) for cash consideration and promissory notes. Bonestroo is an engineering, planning,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

and environmental science firm with offices in Minnesota, Wisconsin, Illinois, Michigan, and North Dakota. The addition of Bonestroo enhances and augments the Company’s expertise with the firm’s specialty services in infrastructure planning, streets and utilities, water supply, water storage, water distribution, brownfield redevelopment, environmental planning, environmental management, environmental compliance, transportation engineering, traffic engineering, bridge design, water resources management, ice design, aquatics design, athletic fields, and sports courts design.

On October 1, 2011, the Company acquired all the shares and business of FSC Architects and Engineers (FSC) for cash consideration and promissory notes. FSC is an integrated architecture and engineering firm specializing in cold climate and remote location projects. The firm has offices in Yellowknife, Northwest Territories; Whitehorse, Yukon; Iqaluit, Nunavut; and Edmonton, Alberta. FSC is active in many sectors including airports, education, emergency services, healthcare, residential, and sports and leisure, and, therefore, will primarily augment the Company’s Building practice area unit, with additional services in Transportation and Environment.

On October 28, 2011, the Company acquired all the shares and business of ENTRAN, Inc. for cash consideration and promissory notes. The acquisition of ENTRAN, Inc. augments the Company’s Transportation practice area unit. ENTRAN, Inc. has offices in Lexington, Kentucky; Louisville, Kentucky; Cincinnati, Ohio; Chicago, Illinois; Nashville, Tennessee; and Charleston, West Virginia. ENTRAN, Inc. specializes in roadway and bridge design, transportation planning and traffic engineering, construction engineering services, and aviation services.

Acquisitions in 2010

On March 1, 2010, the Company acquired the net assets and business of Project Control Group Inc. for cash consideration and notes payable. The acquisition of this firm, located in Toronto, Ontario, strengthened the Company’s program and project management expertise.

On April 30, 2010, the Company acquired all the shares and business of the Winnipeg, Manitoba-based firm TetrES Consultants Inc. (TetrES) for cash consideration and notes payable. TetrES is an environmental management consulting firm that specializes in providing infrastructure and master planning, environmental assessment, and management of strategic regulatory issues and regulatory defense and expert testimony for the energy, government, mining, food-processing, petrochemical, and tribunal support sectors. The acquisition of this firm strengthened the Company’s environmental services in Canada.

On July 2, 2010, the Company acquired all the shares and business of IEA Holdings, Inc. (IEA) for cash consideration and promissory notes. The acquisition of IEA, headquartered in Portland, Maine, enhanced the Company’s expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start-up services for the energy market.

On July 23, 2010, the Company acquired all the shares and business of WilsonMiller Inc. for cash consideration and promissory notes. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller Inc. is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private sector clients.

On July 30, 2010, the Company acquired the net assets and business of Natural Resources Consulting, Inc. (NRC) for cash consideration and promissory notes. The acquisition of this firm, headquartered in Cottage Grove, Wisconsin, strengthened the Company’s Environment practice area unit. NRC provides environmental permitting and compliance support services particularly related to the siting and permitting of electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

On August 6, 2010, the Company acquired the net assets and business of Communication Arts, Inc. (CommArts) for cash consideration and promissory notes. The acquisition of this firm, headquartered in Boulder, Colorado, enhanced the Company’s Architecture practice. CommArts is a design firm that specializes in project visioning, branding, and associated conceptual architectural and environmental graphics.

On September 10, 2010, the Company acquired all the shares and business of Anshen & Allen Architecture, Inc. (Anshen + Allen) for cash consideration and notes payable. Anshen + Allen is an international architecture firm that specializes in the design of healthcare, academic, and research facilities through offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, England.

On September 15, 2010, the Company acquired all the shares and business of ECO:LOGIC Engineering (ECO:LOGIC) for cash consideration and promissory notes. The acquisition of ECO:LOGIC, headquartered in Rocklin, California, enhanced the services offered in the Company’s Environment practice area unit. ECO:LOGIC specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities in Northern California and Nevada.

On October 8, 2010, the Company acquired the net assets and business of Street Smarts, Inc. and Data Smarts, LLC (Street Smarts) for cash consideration and promissory notes. These firms, based in Duluth, Georgia, provide services to both the public and private sectors in transportation planning, traffic engineering, roadway design, surveying and geomatics, subsurface utility engineering, and land development. The acquisition of Street Smarts provided greater depth to the Transportation practice in the southeastern United States and built on the Company’s presence in Atlanta, Georgia.

On December 3, 2010, the Company acquired all the shares and business of Burt Hill, Inc. (Burt Hill) for cash consideration and promissory notes. This Pennsylvania-headquartered international architecture and engineering firm specializes in higher education and healthcare design. Burt Hill’s office locations largely complement the Company’s existing operations along the US East Coast, including a shared presence in Pittsburgh and Philadelphia, Pennsylvania; Boston, Massachusetts; Columbus, Ohio; and Phoenix, Arizona. The acquisition also added US staff in Butler and State College, Pennsylvania; Cleveland, Ohio; Washington, DC; and Miami, Florida, and international staff in the United Arab Emirates and India.

During 2011, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the TetrES, IEA, WilsonMiller, Inc., NRC, CommArts, Anshen + Allen, ECO:LOGIC, Street Smarts, Burt Hill, and QuadraTec, Inc. acquisitions. The Company expects to finalize the estimated fair value of assets acquired and liabilities assumed for the Caltech acquisition in the second quarter of 2012; for the Bonestroo acquisition in the third quarter of 2012; and for the FSC and ENTRAN, Inc. acquisitions in the fourth quarter of 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

		Total	Total
		2011	2010
(In thousands of Canadian dollars)	Notes	$	$

Cash consideration		30,658	79,256
Notes payable		31,812	39,878

Consideration		62,470	119,134

Assets and liabilities acquired
Cash acquired		108	12,267
Bank indebtedness assumed		(3,389)	(3,895)
Non-cash working capital		16,353	(1,476)
Property and equipment	10	4,260	13,925
Investments		317	1,493
Other financial assets		8,420	6,655
Intangible assets	12
Client relationships		1,709	13,119
Contract backlog		7,828	5,289
Software		-	391
Lease disadvantages		(5,975)	-
Other		1,998	195
Provisions	19	(2,948)	(3,727)
Other liabilities		(530)	(493)
Long-term debt		(9,060)	(15,965)
Deferred income taxes	29	(238)	(5,071)

Total identifiable net assets at fair value		18,853	22,707
Non-controlling interest in subsidiaries		-	83
Goodwill arising on acquisitions	11	43,617	96,344

Consideration		62,470	119,134

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. The fair value of trade receivables amounts to $24,949,000 (December 31, 2010 – $49,567,000). The gross amount of trade receivables is $26,785,000 (December 31, 2010 – $55,953,000).

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2011, $12,958,000 (December 31, 2010 – $25,494,000) is deductible for income tax purposes.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration. During 2011, the Company assumed $2,039,000 in provisions for claims relating to current acquisitions. As at the reporting date, provisions for claims outstanding from current and prior acquisitions were reassessed and determined to be $9,385,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 15). The Company recorded $808,000 of indemnification assets relating to current-year acquisitions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

For business combinations that occurred in 2011, the Company estimates that gross revenue earned in 2011, since these acquired entities’ acquisition date, is $39,958,000. For business combinations that occurred in 2010, the Company estimates that gross revenue earned in 2010, since these acquired entities’ acquisition date, is $46,601,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2011 had taken place at the beginning of 2011, gross revenue from continuing operations for the year ended December 31, 2011 would have been $1,747,483,000 and the profit from continuing operations for the Company would have been $13,070,000. If the business combinations that occurred in 2010 had taken place at the beginning of 2010, gross revenue from continuing operations for the fiscal year 2010 would have been $1,692,132,000 and the profit from continuing operations for the Company would have been $95,793,000.

In 2011, directly attributable acquisition-related costs of $508,000 (December 31, 2010 – $1,946,000) have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $

Cash consideration (net of cash acquired)	30,550	66,989
Payments on notes payable from previous acquisitions	41,120	37,703
Contingent consideration paid	4,764	1,701

Total net cash paid	76,434	106,393

The total notes payable, contingent consideration outstanding, and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $	Contingent Consideration $

January 1, 2010	89,822	5,854
Additions for acquisitions in the year	39,878	-
Other adjustments	109	476
Payments	(37,703)	(1,701)
Interest	-	192
Impact of foreign exchange	(1,862)	(218)

December 31, 2010	90,244	4,603

Additions for acquisitions in the year	31,812	-
Other adjustments	27	(130)
Payments	(41,120)	(4,764)
Interest	333	41
Impact of foreign exchange	1,059	250

December 31, 2011	82,355	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

During 2010, the Company adjusted the notes payable on the Granary Associates, Inc.; the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford); The Zande Companies, Inc.; the Murphy Hilgers Architects Inc.; the Dunlop Architects Inc.; and the McIntosh Engineering Holdings Corporation acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

During 2011, the Company adjusted the notes payable on the Murphy Hilgers Architects Inc.; The Zande Companies, Inc.; the McIntosh Engineering Holdings Corporation; the Jacques Whitford; the TetrES; the WilsonMiller Inc.; the Anshen + Allen; the ECO:LOGIC; the Street Smarts; the Burt Hill; the QuadraTec Inc.; and the Caltech acquisitions, pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

The Company uses the income approach to determine the fair value of contingent consideration. Contingent consideration may be payable at various dates depending on whether the prior owners meet various future performance parameters. During 2011, since indicators showed that future performance parameters would be achieved, the Company increased the fair value of contingent consideration by $122,000 (December 31, 2010 -$476,000) and the amount was charged to income. In addition, certain prior owners did not meet their performance target in 2011; therefore, $252,000 (December 31, 2010 – nil) in accrued contingent consideration was reversed and credited to income. In 2011; $4,764,000 (December 31, 2010 – $1,701,000) of contingent consideration was settled and paid to prior owners. As at December 31, 2011, there is no contingent consideration outstanding.

8.	Cash and Short-Term Deposits

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. Cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $	January 1 2010 $

Cash in bank and on hand	33,533	59,829	12,767
Unrestricted investments	1,534	2,902	1,923
Cash held in escrow	1,044	-	-

Cash and cash equivalents	36,111	62,731	14,690

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

As part of the Bonestroo acquisition (note 7), US$1,027,000 was placed in an escrow account to be settled on September 2, 2012, pending the outcome of price adjustment clauses included in the purchase agreement. A corresponding US$1,027,000 obligation was also recorded at acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

9.	Trade and Other Receivables

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $	January 1 2010 $

Trade receivables, net of allowance	302,791	285,449	238,983
Joint venture trade receivables	2,061	3,652	5,017
Holdbacks, current	2,797	2,184	2,829
Other	3,020	4,455	6,376

Trade and other receivables	310,669	295,740	253,205

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience. The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $	January 1 2010 $

Balance, beginning of the year	8,033	9,395	11,597
Provision for doubtful accounts	9,627	5,915	17,151
Deductions	(5,986)	(6,892)	(17,734)
Impact of foreign exchange	548	(385)	(1,619)

Balance, end of the year	12,222	8,033	9,395

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1-30 $	31-60 $	61-90 $	91-120 $	120+ $

December 31, 2011	315,013	171,036	74,299	26,673	15,880	27,125

December 31, 2010	293,482	160,141	69,715	22,600	17,500	23,526

January 1, 2010	248,378	141,737	43,857	27,346	12,491	22,947

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

10.	Property and Equipment

(In thousands of Canadian dollars)	Engineering Equipment $	Office Equipment $	Automotive Equipment $	Leasehold Improvements $	Assets under Finance Leases $	Buildings $	Land $	Total $

Cost:
January 1, 2010	76,029	40,397	7,123	58,855	3,680	9,144	1,837	197,065
Additions	11,898	2,997	659	8,008	32	92	640	24,326
Additions arising on acquisitions	3,356	3,228	877	5,365	33	1,038	28	13,925
Disposals	(5,066)	(1,064)	(723)	(2,054)	-	-	-	(8,907)
Transferred to held for sale	-	-	(140)	-	-	(1,892)	(505)	(2,537)
Transfers	210	7	415	68	(700)	-	-	-
Impact of foreign exchange	(1,559)	(696)	(256)	(1,019)	1	(157)	(39)	(3,725)

December 31, 2010	84,868	44,869	7,955	69,223	3,046	8,225	1,961	220,147

Additions	10,880	2,598	872	7,110	-	-	(140)	21,320
Additions arising on acquisitions	837	768	282	2,319	54	-	-	4,260
Disposals	(4,887)	(1,805)	(1,034)	(8,066)	(28)	-	-	(15,820)
Transferred to held for sale	-	-	-	-	-	(1,006)	(523)	(1,529)
Transfers	712	112	199	-	(1,023)	-	-	-
Impact of foreign exchange	758	318	118	568	(3)	35	15	1,809

December 31, 2011	93,168	46,860	8,392	71,154	2,046	7,254	1,313	230,187

Accumulated depreciation:
January 1, 2010	44,593	22,558	4,850	16,276	953	5	-	89,235
Current year depreciation	9,685	3,955	845	8,884	684	1,408	-	25,461
Disposals	(4,179)	(608)	(421)	(1,399)	44	-	-	(6,563)
Transferred to held for sale	-	-	165	-	-	(301)	-	(136)
Transfers	173	(3)	238	-	(408)	-	-	-
Impact of foreign exchange	(766)	(274)	(167)	(314)	(2)	(16)	-	(1,539)

December 31, 2010	49,506	25,628	5,510	23,447	1,271	1,096	-	106,458

Current year depreciation	10,974	4,324	883	10,452	339	961	-	27,933
Disposals	(4,162)	(1,382)	(904)	(6,531)	(15)	-	-	(12,994)
Transferred to held for sale	-	-	-	-	-	(18)	-	(18)
Transfers	414	49	129	-	(592)	-	-	-
Impact of foreign exchange	470	185	74	208	-	18	-	955

December 31, 2011	57,202	28,804	5,692	27,576	1,003	2,057	-	122,334

Net book value:
At January 1, 2010	31,436	17,839	2,273	42,579	2,727	9,139	1,837	107,830

At December 31, 2010	35,362	19,241	2,445	45,776	1,775	7,129	1,961	113,689

At December 31, 2011	35,966	18,056	2,700	43,578	1,043	5,197	1,313	107,853

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Included in leasehold improvements is construction work in progress in the amount of $24,000 (December 31, 2010 – $347,000), on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment.

Revaluation of land and buildings

Land and buildings balances, including investment property (see below) in existence as at January 1, 2010, were revalued by professional valuators at that date on an existing-use basis. As stated in the accounting policies note, this revaluation has been carried forward as deemed cost under the transitional provisions of IFRS 1.

Investment property

Investment property is measured initially at cost, including transaction costs (except at January 1, 2010, on transition to IFRS, investment property was measured at fair value). Subsequent to initial recognition, investment properties are stated at amortized cost. At January 1, 2010, the fair value of the investment property was $881,000. The fair value was determined based on valuations performed by an independent professional valuator. As at December 31, 2010, the investment property was transferred to assets held for sale.

11.	Goodwill

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $

Net goodwill, beginning of the year	548,272	468,814
Current year acquisitions	43,617	96,344
Impairment	(90,000)	-
Impact of foreign exchange	7,139	(16,886)

Net goodwill, end of the year	509,028	548,272

Gross goodwill, end of the year	687,028	636,272
Accumulated impairment losses	(178,000)	(88,000)

Net goodwill, end of the year	509,028	548,272

Goodwill arising on acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

Effective the third quarter of 2011, the Company changed the date of its annual goodwill impairment test to October 1 from July 1. In accordance with its accounting policies, the Company conducts a goodwill impairment test annually or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment date and December 31.

In 2010, the Company performed an impairment test as at January 1, 2010, on transition to IFRS as required by IFRS 1. In addition, the Company performed its annual goodwill impairment test as at July 1, 2010. Due to the acquisitions completed in the third and fourth quarters of 2010, an impairment test was also performed as at December 31, 2010. Based on the results of these tests, the Company concluded that the recoverable amount of its CGUs exceeded their carrying amount and, therefore, goodwill was not impaired.

The Company allocates goodwill to its CGUs, which are also its operating segments. These CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

monitors the entity’s operations. In 2010, the Company defined its CGUs as Canada East, Canada West, US East, and US West. With its growth internationally in 2010 and resulting reorganization, the Company redefined its CGUs as Canada, the United States, and International, effective January 1, 2011. The Company does not monitor goodwill at or allocate goodwill to its practice area units.

On October 1, 2011, the Company performed its annual goodwill impairment test in accordance with its policy as described in note 4. Due to stock market fluctuations, the Company’s share price decreased as at October 1, 2011, adversely impacting its market capitalization. In addition, due to ongoing challenging economic conditions, the short-term performance of the Company’s US and International CGUs was weaker than expected. Considering these factors and their impact on the annual goodwill impairment test, the Company concluded that goodwill was impaired and, in the fourth quarter, recorded a $90.0 million non-cash goodwill impairment charge to income. The Company allocated $78.8 million of this charge to the US CGU and $11.2 million to the International CGU. This non-cash charge does not impact the operations of the Company.

The Company has allocated its goodwill to its CGUs as follows:

(In thousands of Canadian dollars)	December 31 2011 $

Canada	247,734
United States	261,294
International	-

Allocated	509,028

(In thousands of Canadian dollars)	December 31 2010 $	January 1 2010 $

Canada East	79,396	77,645
Canada West	130,020	121,445
US East	126,325	117,368
US West	176,931	152,356

Allocated	512,672	468,814

Unallocated	35,600	-

	548,272	468,814

At December 31, 2010, the goodwill associated with the Burt Hill acquisition remained unallocated to the Company’s CGUs due to a lack of available information.

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many of the factors used in determining whether or not goodwill is impaired are outside management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated. It is reasonably likely that assumptions and estimates will change in future periods and could have a significant impact on the recoverable amount of a CGU, resulting in impairments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Valuation techniques

In performing the goodwill impairment test, the Company compares the recoverable amount of its CGUs to their respective carrying amounts. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

The Company estimates the recoverable amount by using the fair value less costs to sell approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. The Company uses cash flow projections from financial forecasts approved by senior management covering a five-year period. For its October 1, 2011, impairment test, the Company discounted its CGUs’ cash flows using after-tax discount rates ranging from 9.6% to 17% (December 31, 2010 – 9.75% to 11.75%; July 1, 2010 – 9.7% to 11.5%; January 1, 2010 – 10% to 12%). To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period as described in note 5.

The Company validates its estimate of the fair value of each CGU under the income approach by comparing the resulting multiples to multiples derived from comparable public company transactions or acquisition multiples on comparable private company transactions. The Company reconciles the total of the fair values of its CGUs with its market capitalization to determine if the sum of the individual fair values is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair values of the CGUs, the Company reviews and adjusts, if appropriate, the discount rates by CGUs and considers if the implied control premium is reasonable in light of current market conditions.

Although the Company has reduced the carrying amount of goodwill, if market and economic conditions deteriorate or if continued volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual testing periods. In addition, it is possible that changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company’s goodwill could cause its CGUs to be further impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs to sell for all CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.

•

Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU for which future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 4.0%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Sensitivity to changes in assumptions

As at October 1, 2011, the recoverable amount of the Company’s Canadian CGUs exceeded its carrying amount by a substantial amount. With regard to the assessment of fair value less costs to sell, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of the Canadian CGU to materially exceed its recoverable amount.

12.	Intangible Assets

(In thousands of Canadian dollars)	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 21) $

Cost:
January 1, 2010	61,391	11,048	13,774	4,764	90,977	-
Additions	-	-	11,310	-	11,310	-
Additions – internal development	-	-	489	-	489	-
Additions arising on acquisitions	13,119	5,289	391	195	18,994	-
Removal of fully amortized assets	-	(5,540)	(3,631)	(1,397)	(10,568)	-
Impact of foreign exchange	(2,408)	(209)	(8)	(55)	(2,680)	-

December 31, 2010	72,102	10,588	22,325	3,507	108,522	-

Additions	-	-	4,324	-	4,324	-
Additions – internal development	-	-	2,757	-	2,757	-
Additions arising on acquisitions	1,709	7,828	-	1,998	11,535	(5,975)
Removal of fully amortized assets	(439)	(7,811)	(2,681)	(1,702)	(12,633)	-
Impact of foreign exchange	1,124	222	9	5	1,360	(27)

December 31, 2011	74,496	10,827	26,734	3,808	115,865	(6,002)

Accumulated amortization:
January 1, 2010	18,431	5,349	4,389	2,477	30,646	-
Current year amortization	4,845	6,082	5,648	714	17,289	-
Removal of fully amortized assets	-	(5,540)	(3,631)	(1,397)	(10,568)	-
Impact of foreign exchange	(763)	(78)	(44)	(96)	(981)	-

December 31, 2010	22,513	5,813	6,362	1,698	36,386	-

Current year amortization	5,179	6,209	5,898	2,158	19,444	(1,049)
Removal of fully amortized assets	(439)	(7,811)	(2,681)	(1,702)	(12,633)	-
Impact of foreign exchange	414	201	2	4	621	(2)

December 31, 2011	27,667	4,412	9,581	2,158	43,818	(1,051)

Net book value:
At January 1, 2010	42,960	5,699	9,385	2,287	60,331	-

At December 31, 2010	49,589	4,775	15,963	1,809	72,136	-

At December 31, 2011	46,829	6,415	17,153	1,650	72,047	(4,951)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. Included in software are finance leases with a net book value of $8,712,000 (December 31, 2010 – $10,744,000; January 1, 2010 – $5,228,000). Also included in software is $3,246,000 in internally generated software that is not ready for use and, therefore, is not being amortized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or a change in circumstances indicate that their carrying amount may not be recoverable. The determination of recoverability is based on an estimate of discounted cash flows, using the fair value less costs to sell method, and the measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2011, the Company concluded that there were no indicators of impairment to intangible assets.

The Company performed an impairment test as at January 1, 2010, on transition to IFRS as required by IFRS 1. As a result of this review, the Company recorded a $3,824,000 non-cash impairment charge to opening retained earnings for 2010. This non-cash impairment charge related to certain client relationships and a lease advantage. The impairment primarily reflected a decline in expected future cash flows from these clients and a reduction in the value of a favorable lease in the Company’s New York, New York, office. The remaining carrying amount of these specific client relations, following this impairment charge, was $5,115,000. The carrying amount of the favorable lease was reduced to zero.

13.	Interests in Joint Ventures

The Company participates in joint ventures with other parties as follows:

	Percent Owned (%)
	December 31 2011	December 31 2010	January 1 2010

yyC.T. Joint Venture	17	17	17
Dunlop Joint Ventures	53	53	50-53
Stantec Architecture Ltd./J.L. Richards & Associates Joint Venture	50	50	50
Smith/Chong Joint Venture	50	50	50
Coleson Power Group Inc.	50	50	50
ACCENT Engineering Consultants Incorporated	40	40	40
FFEB JV, L.L.C.	30	30	30
Jacobs/Stantec JV	50	50	50
Hatch McIntosh Alliance Joint Venture	50	50	50
Kuwabara Payne McKenna Blumberg (KPMB)	50	50	50
HNTB Joint Venture	50	50	50
STARR	15	15	15
EM&I Stantec Ltd.	50	50	50
Stassinu Stantec Limited Partnership	49	49	49
Granary/Driscoll Joint Venture	50	50	50
INCA/FMSM	50	50	n/a
Consorcio Stantec Architecture Ltd. y Capitel S.A. Limitada	60	n/a	n/a

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures (before intercompany eliminations) is as follows:

Investments in joint ventures (In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $	January 1 2010 $

Current assets	5,183	7,693	9,655
Non-current assets	90	85	127
Current liabilities	3,575	5,950	7,950

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

	For the year ended December 31

Share of after-tax profit from joint ventures (In thousands of Canadian dollars)	2011 $	2010 $

Gross revenue	14,127	24,000
Subcontractor costs and other direct expenses	(12,512)	(21,193)
Administrative and marketing expenses	(1,033)	(1,533)

Profit before income taxes	582	1,274
Income tax expense	(196)	(73)

Profit for the year from joint ventures	386	1,201

	For the year ended December 31

Statements of cash flows (In thousands of Canadian dollars)	2011 $	2010 $

Cash flows (used in) operating activities	(500)	(817)

The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at December 31, 2011, and December 31, 2010.

14.	Investments in Associates

The following table lists the Company’s investments in associates:

		% Equity Interest
Name	Jurisdiction of Incorporation	December 31 2011	December 31 2010	January 1 2010

ADC-Stantec Inc.	Ontario, Canada	49	49	49
AIVEK Stantec Limited Partnership	Newfoundland and Labrador, Canada	49	49	49
CLFN-AXYS Limited Partnership	Alberta, Canada	49	49	49
Deton’Cho Stantec Limited Partnership	Northwest Territories, Canada	49	-	-
Deton’Cho Stantec Ltd.	Northwest Territories, Canada	49	-	-
Fort McKay-Stantec Evergreen Inc.	Alberta, Canada	49	49	49
Fugro Jacques GeoSurveys Inc.	Newfoundland and Labrador, Canada	-	-	30
Fugro Jacques N.V.	Curacao	-	-	30
KAVIK-STANTEC INC.	Northwest Territories, Canada	20	24.5	24.5
Neegan Naynowan Stantec LP	Ontario, Canada	49	49	49
Nunami Stantec Limited	Nunavut, Canada	49	49	49
Planning & Stantec Limited	Trinidad and Tobago	50	50	50
SSBV Consultants Inc.	British Columbia, Canada	33 1/3	33 1/3	33 1/3
Teshmont Consultants Inc.	Canada	50	50	50

These associated companies are private entities that are not listed on any public exchange.

On August 31, 2010, the Company sold its 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V. for an aggregate price of $10,000,000, resulting in a $7,183,000 ($5,942,000 net of tax) gain on sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

The following table illustrates summarized financial information about the Company’s investment in associated companies:

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $	January 1 2010 $

Share of the associates’ statements of financial position:
Assets	3,515	3,885	7,475
Liabilities	1,770	1,675	3,139
Equity	1,745	2,210	4,336
Carrying amount of the investment	2,365	2,831	6,631

		For the year ended December 31

(In thousands of Canadian dollars)		2011 $	2010 $

Share of the associates’ revenue and profits:
Revenue		4,009	6,565
Profits		793	2,209

15.	Other Financial Assets

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $	January 1 2010 $

Investments held for self-insured liabilities	55,009	46,578	38,418
Investments	4,828	5,411	1,459
Holdbacks on long-term contracts	6,637	5,966	3,411
Indemnifications	2,329	1,937	2,139
Future sublease revenue	6,893	5,847	6,369
Other	522	2,085	1,525

	76,218	67,824	53,321
Less current portion	14,612	10,589	4,664

Long-term portion	61,606	57,235	48,657

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value.

The fair value of the bonds at December 31, 2011, was $38,280,000 (December 31, 2010 – $31,564,000; January 1, 2010 – $26,748,000), and the fair value of the equities was $16,729,000 (December 31, 2010 – $15,014,000; January 1, 2010 – $11,670,000). The amortized cost of the bonds at December 31, 2011, was $37,642,000 (December 31, 2010 – $31,002,000; January 1, 2010 – $26,250,000) and the cost of the equities was $16,451,000 (December 31, 2010 – $13,040,000; January 1, 2010 – $11,556,000). The bonds bear interest at rates ranging from 0.38% to 5.50% per annum (December 31, 2010 – 1.43% to 5.50%; January 1, 2010 – 2.63% to 7.00%).

The term to maturity of the bond portfolio, stated at fair value, is as follows:

	December 31 2011	December 31 2010	January 1 2010
(In thousands of Canadian dollars)	$	$	$

Within one year	10,085	3,433	3,780
After one year but less than five years	28,195	28,131	22,968

Total	38,280	31,564	26,748

Indemnifications

If the Company is contractually indemnified by an acquiree for the outcome of a contingency, it must recognize an indemnification asset at the same time that it recognizes a provision. The asset and liability are initially recognized at the fair value on the acquisition date based on expected probable outcome. The Company’s indemnifications relate to certain legal claims (note 19). During 2011, the Company decreased provisions and indemnification assets relating to prior acquisitions by $416,000 due to new information obtained in the year.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement, or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments, as well as an asset for the present value of the future rental income that is virtually certain.

16.	Other Assets

	December 31 2011	December 31 2010	January 1 2010
(In thousands of Canadian dollars)	$	$	$

Assets held for sale	2,551	3,381	844
Other	2,278	2,134	3,390

	4,829	5,515	4,234
Less current portion	3,172	4,176	4,234

Long-term portion	1,657	1,339	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

The Company is in the process of selling certain buildings, land, and equipment. These properties meet the criteria for assets held for sale, with the expectation of selling these assets within 2012. Therefore, these assets are measured at the lower of their carrying amount and fair value less costs to dispose, are no longer depreciated, and are classified as a current asset.

During 2011, the Company sold buildings, land, and equipment classified as held for sale with a net loss on sale of $432,000, which was recorded in administrative and marketing expenses in the consolidated statements of income.

17.	Trade and Other Payables

	December 31 2011	December 31 2010	January 1 2010
(In thousands of Canadian dollars)	$	$	$

Trade accounts payable	65,735	64,097	63,204
Employee and payroll liabilities	104,172	93,636	77,582
Accrued liabilities	21,952	28,554	18,607

	191,859	186,287	159,393

18.	Long-Term Debt

	December 31 2011	December 31 2010	January 1 2010
(In thousands of Canadian dollars)	$	$	$

Non-interest-bearing note payable	214	195	177
Other notes payable	83,162	91,903	91,830
Bank loan	83,476	220,217	134,600
Senior secured notes	124,000	-	-
Finance lease obligations	5,342	9,715	7,590

	296,194	322,030	234,197
Less current portion	59,593	46,394	35,428

Long-term portion	236,601	275,636	198,769

Non-interest-bearing note payable

The non-interest-bearing note payable is due November 1, 2027, in the amount of $933,000. The note’s carrying amount of $214,000 is determined using a discount rate of 9.75%. If the non-interest-bearing note payable was discounted at interest rates in effect at December 31, 2011, the fair value of the note would be $622,000 (December 31, 2010 – $468,000; January 1, 2010 – $318,000).

Other notes payable

The weighted average rate of interest on the other notes payable is 3.18% (December 31, 2010 – 4.29%; January 1, 2010 – 4.98%). The notes may be supported by promissory notes and are due at various times from 2012 to 2014. The aggregate maturity value of the notes is $84,003,000 (December 31, 2010 – $91,922,000; January 1, 2010 – $91,895,000). As at December 31, 2011, $39,880,000 (US$39,213,000) (December 31, 2010 – $43,015,000; January 1, 2010 – $25,684,000) of the notes’ carrying amount was payable in US funds (December 31, 2010 – US$43,249,000; January 1, 2010 – US$24,438,000). The carrying amount of the other notes payable approximates their fair value based on interest rates in effect at December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Bank loan

During the third quarter of 2011, the Company extended the maturity date of its existing $350 million revolving credit facility to August 31, 2015. This facility also allows the Company access to an additional $75 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 50 to 175 for Canadian prime and US base rate loans and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to the extension, the basis points varied, depending on the Company’s level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. As at December 31, 2011, $28,476,000 of the bank loan was payable in US funds (US$28,000,000), and $55,000,000 was payable in Canadian funds. As at December 31, 2010, $144,217,000 of the bank loan was payable in US funds (US$145,000,000), and $76,000,000 was payable in Canadian funds. As at January 1, 2010, $105,100,000 of the bank loan was payable in US funds (US$100,000,000), and $29,500,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 27).

The average interest rate applicable at December 31, 2011, was 2.65% (December 31, 2010 – 2.97%; January 1, 2010 – 3.42%) (note 30). The Company entered into an interest rate swap agreement during 2008 that had the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, which expired on September 3, 2010 (note 23).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At December 31, 2011, the Company had issued and outstanding letters of credit, expiring at various dates before January 2013, totaling $4,661,000 (December 31, 2010 – $4,736,000; January 1, 2010 – $141,000) payable in Canadian funds; $1,369,000 (US$1,346,000) (December 31, 2010 – $1,286,000, US$1,293,000; January 1, 2010 – $1,882,000, US$1,791,000) payable in US funds; $920,000 (QAR3,272,000) (December 31, 2010 – $467,000, QAR1,724,000) payable in Qatari rial funds; and $42,000 (AED150,000) payable in Dirham funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2011, $259,532,000 (December 31, 2010 – $123,294,000; January 1, 2010 – $163,377,000) was available in the revolving credit facility for future activities.

As at December 31, 2011, no additional letters of credit assumed from acquisitions were outstanding. As at December 31, 2010, $142,000 (US$143,000) in additional letters of credit payable in US funds and $5,000 payable in Canadian funds were assumed from acquisitions (January 1, 2010 – $518,000 (US$493,000) payable in US funds, $114,000 payable in Canadian funds.) The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at December 31, 2011, $11,334,000 (US$11,145,000) (December 31, 2010 – $11,472,000, US$11,535,000; January 1, 2010 – $11,470,000, US$10,913,000) in bonds had been issued under this surety facility.

During the fourth quarter of 2011, the Company amended its $350 million revolving credit facility to add a bid bond facility in the amount of $10 million. This facility also allows the Company to access an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At December 31, 2011, $366,000 (CLP187,080,000), payable in Chilean pesos funds, had been issued under this bid bond facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year commencing on November 10, 2011, until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes (note 30). The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 27). All the assets of the Company are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. As at December 31, 2011, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 3.02% to 9.60% (December 31, 2010 – 2.29% to 13.89%; January 1, 2010 – 2.30% to 14.71%). These finance leases expire at various dates before January 2015.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $	January 1 2010 $

Within one year	5,074	5,177	3,108
After one year but less than five years	362	4,830	5,011

Total minimum lease payments	5,436	10,007	8,119

Present value of minimum lease payments	5,342	9,715	7,590

19.	Provisions

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $	January 1 2010 $

Provision for self-insured liabilities	36,662	33,372	31,284
Lease exit liabilities and onerous contracts	10,233	11,758	16,564
Provisions for claims	11,554	11,310	9,671

	58,449	56,440	57,519
Less current portion	16,373	17,297	15,287

Long-term portion	42,076	39,143	42,232

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Provision for self-insured liabilities

The Company self-insures a portion of its estimated liabilities that may arise in connection with reported legal claims (note 24). This provision for self-insured liabilities is based on the results of an actuarial review performed in 2011 and 2010, with the current and long-term portion determined based on the actuarial estimate. Due to the nature of this provision, the timing of outflows is uncertain. At December 31, 2011, the long-term portion was $34,189,000 (December 31, 2010 – $30,256,000; January 1, 2010 – $29,424,000).

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $

Provision, beginning of the year	33,372	31,284
Current-year provision	9,348	9,405
Payment for claims settlement	(6,750)	(6,294)
Impact of foreign exchange	692	(1,023)

Provision, end of the year	36,662	33,372

Lease exit liabilities and onerous contracts

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $

Liability, beginning of the year	11,758	16,564
Current-year provision	3,243	1,706
Resulting from acquisitions	909	-
Costs paid or otherwise settled	(5,876)	(6,090)
Impact of foreign exchange	199	(422)

Liability, end of the year	10,233	11,758

Payments for lease exit liabilities will occur until July 2017.

Provisions for claims

Provisions for claims include an estimate for legal claims covered by third-party insurance. Due to the legal nature of this provision, the timing of outflows is uncertain. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 7 and 15).

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $

Provision, beginning of the year	11,310	9,671
Current-year provision	2,115	1,557
Claims from acquisitions	2,039	3,727
Claims paid or otherwise settled	(4,052)	(3,533)
Impact of foreign exchange	142	(112)

Provision, end of the year	11,554	11,310

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

20.	Other Financial Liabilities

(In thousands of Canadian dollars)	Notes	December 31 2011 $	December 31 2010 $	January 1 2010 $

Interest accrued on other notes payable	18	5,193	5,746	4,622
Loss on derivative financial instruments	23	-	-	2,427
Contingent consideration	7	-	4,603	5,854
Other		2,106	4,805	899

		7,299	15,154	13,802
Less current portion		5,042	9,365	6,196

Long-term portion		2,257	5,789	7,606

21.	Other Liabilities

(In thousands of Canadian dollars)	Notes	December 31 2011 $	December 31 2010 $	January 1 2010 $

Deferred gain on sale leaseback		4,004	4,441	4,877
Lease inducement benefits		27,258	23,435	21,764
Lease disadvantages	12	4,951	-	-
Deferred share units payable	25	3,712	3,294	2,361
Restricted share units payable	25	904	-	-
Liability for uncertain tax positions		1,570	1,473	1,529

		42,399	32,643	30,531
Less current portion		5,208	3,313	3,811

Long-term portion		37,191	29,330	26,720

Deferred gain on sale leaseback

In 2004, the Company completed the sale of its office building in Edmonton, Alberta, for cash proceeds of $34,500,000. Concurrent with the sale, the Company leased the property back for a period of 15 years. The lease is accounted for as an operating lease. The resulting gain of $7,103,000 was deferred and is being amortized over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

22.	Commitments

The Company has entered into various operating lease commitments, including commitments for annual basic premises rent under long-term leases, storage facilities, and equipment and vehicle operating leases. The Company also entered into purchase obligations for software support. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rentals payable under non-cancellable operating leases and purchase obligations as at December 31, 2011, are as follows:

(In thousands of Canadian dollars)		$

	Within one year	85,529
	After one year but less than five years	244,344
	More than five years	127,708

		457,581

The premises rental expense for the year ended December 31, 2011, was $70,625,000 (December 31, 2010 – $63,255,000).

Sublease rental income for the year ended December 31, 2011, was $3,965,000 (December 31, 2010 – $3,403,000). Receivables for future sublease revenue totals $8,651,000.

23.	Derivative Financial Instruments

As at December 31, 2011, and December 31, 2010, the Company had no forward contract arrangements. As at January 1, 2010, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$75,000,000 at rates ranging from 1.05310 to 1.05485 per US dollar maturing over the next month. These derivative financial instruments are entered into to mitigate the risk of foreign currency fluctuations on net operating assets denominated in US dollars. The fair value of these contracts, estimated using third-party market indications and forecasts as at January 1, 2010, was an unrealized loss of $270,000. The unrealized losses relating to these derivative financial instruments were recorded in income as foreign exchange gains or losses and in the consolidated statements of financial position as other financial liabilities. These foreign currency forward contracts are not designated as a hedge.

During 2008, the Company entered into a US$100 million interest rate swap agreement that matured on September 3, 2010. This swap agreement had the effect of converting the variable interest rate on US$100 million of the Company’s revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using third-party market indicators and forecasts at January 1, 2010, was an unrealized loss of $2,157,000 ($1,531,000 net of tax). The Company did not designate the interest rate swap as a hedge; therefore, the unrealized gains or losses relating to this derivative financial instrument were recorded in income as an other net finance income (expense) and in the consolidated statements of financial position as an other financial liability or asset.

24.	Contingencies and Guarantees

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provision for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolution will not materially exceed insurance coverages or have a material adverse effect on the Company’s consolidated financial position or annual results of operations. Management cannot estimate the extent to which losses exceeding those already recorded in the consolidated financial statements may be incurred.

During 2009, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. At December 31, 2011, $104,000 of this guarantee has been exercised, but the Company has not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to the guarantee.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any significant payments under such indemnifications, and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnifications.

25.	Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2011, 459,600 (2010 – 198,300) common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $11,074,000 (2010 – $4,887,000). Of this amount, $2,270,000 and $145,000 (2010 – $965,000 and $59,000) reduced the share capital and contributed surplus accounts, respectively, with $8,659,000 (2010 – $3,863,000) being charged to retained earnings.

During Q2 2011, the Company renewed its normal course issuer bid with the TSX, which enables it to purchase up to 2,287,592 common shares during the period of June 1, 2011, to May 31, 2012.

During 2011, the Company recognized a share-based compensation expense of $5,575,000 (2010 – $2,822,000) in administrative and marketing expenses. Of the amount expensed, $2,700,000 related to the fair value of options granted, and $2,875,000 related to cash-settled share-based compensation. Of the amount expensed during 2010, $1,889,000 related to the fair value of options granted, and $933,000 related to deferred share unit compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

During Q2 2010, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada. The Company concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, the Company may issue up to $300 million in common shares from time to time during a 25-month period effective May 6, 2010, by way of one or more prospectus supplements. As at December 31, 2011, no common shares were issued pursuant to the prospectus.

Share options

Under the Company’s share option plan, options to purchase common shares may be granted by the board of directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from 7 to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,487,026 common shares. At December 31, 2011, 1,523,232 (December 31, 2010 – 1,835,566; January 1, 2010 – 1,813,899) options were available for issue.

The Company has granted share options to officers and employees to purchase 1,578,300 shares at prices between $12.17 and $30.61 per share. These options expire on dates between January 3, 2013, and January 28, 2018.

	December 31 2011		December 31 2010

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the year	1,480,831	24.31	1,752,298	22.65
Granted	410,000	28.65	-	-
Exercised	(214,865)	13.34	(249,800)	12.19
Forfeited	(26,668)	28.70	(10,838)	29.59
Cancelled	(70,998)	29.24	(10,829)	29.77

Share options, end of the year	1,578,300	26.64	1,480,831	24.31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

The options held by officers and employees at December 31, 2011, were as follows:

Options Outstanding				Options Exercisable

Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Shares Exercisable #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $

12.17-13.55	120,000	1.01	12.86	120,000	1.01	12.86
20.37-20.42	283,300	1.65	20.39	283,300	1.65	20.39
28.65-30.61	1,175,000	4.11	29.55	790,000	3.15	29.99

12.17-30.61	1,578,300	3.43	26.64	1,193,300	2.58	25.99

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

The estimated fair value of options granted in 2011 at the share market price on the grant date was determined using the weighted average assumptions indicated below:

December 31 2011

Risk-free interest rate (%)	2.63
Expected hold period to exercise (years)	5.50
Volatility in the price of the Company’s shares (%)	37.05
Weighted average fair value per option ($)	11.00
Exercise price ($)	28.65
Option life (years)	7

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected life of the option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

A summary of the status of the Company’s non-vested options as of December 31, 2011, and of changes in the year, are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the year	145,934	9.82
Granted	410,000	11.00
Vested	(144,266)	9.82
Forfeited	(26,668)	10.92

Non-vested share options, end of the year	385,000	11.00

As at December 31, 2011, 385,000 (December 31, 2010 – 145,934) options remained unvested, and a total unrecognized compensation cost of $1,868,000 (December 31, 2010 – $303,000) related to the Company’s share option plans. This cost is expected to be recognized over a weighted average period of 1.08 years (December 31, 2010 – 0.63 years).

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value using the Black-Scholes option-pricing model. As at December 31, 2011, 136,768 units were outstanding at the carrying amount of $3,712,000 (December 31, 2010 – 118,005 units at the carrying amount of $3,294,000; January 1, 2010 – 78,472 units at the carrying amount of $2,361,000). As at December 31, 2011, the total intrinsic value of deferred share units was equal to the carrying amount.

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted annually an allotment of these units, which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading dates prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value using the Black-Scholes option-pricing model. As at December 31, 2011, 33,311 units were outstanding at the carrying amount of $904,000. As at December 31, 2011, the total intrinsic value of the restricted share units was equal to the carrying amount.

26.	Financial Instruments

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.
•

Level 2 inputs are observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

are not active, or other inputs that are observable directly or indirectly.
•	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

In forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

At December 31, 2011, and December 31, 2010, investments held for self-insured liabilities were the only assets measured at fair value on a recurring basis. The carrying amount of these assets was $55,009,000 (December 31, 2010 – $46,578,000; January 1, 2010 – $38,418,000), and their fair value hierarchy was level 1.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of January 1, 2010.

(In thousands of Canadian dollars)	Carrying Amount of Asset/Liability at January 1, 2010 $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Assets
Investments held for self-insured liabilities	38,418	38,418	-	-

Liabilities
Foreign currency forward contracts	270	-	270	-
Interest rate swap	2,157	-	2,157	-

	2,427	-	2,427	-

Investments held for self-insured liabilities are measured based on active market prices for identical bonds and equity securities. Forward contracts are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. The valuation of the interest rate swap is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and short-term deposits, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $420,147,000 as at December 31, 2011 (December 31, 2010 – $422,273,000; January 1, 2010 – $317,552,000).

The Company limits its exposure to credit risk by placing its cash and short-term deposits in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

management reviews trade receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At December 31, 2011, there were 64 days (December 31, 2010 – 63 days; January 1, 2010 – 59 days) of revenue in trade receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at December 31, 2011, was $259,532,000 (December 31, 2010 – $123,294,000; January 1, 2010 – $163,377,000). The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2012. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to equity ratio of less than 0.5 to 1 (note 27).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total	Less than 1 Year	1-3 Years	After 3 Years
(In thousands of Canadian dollars)	$	$	$	$

January 1, 2010
Trade and other payables	159,393	159,393	-	-
Long-term debt	235,015	35,475	198,607	933
Interest rate swap	2,157	2,157	-	-
Foreign currency forward contract	270	270	-	-
Other financial liabilities	11,686	4,287	6,896	503

Total contractual obligations	408,521	201,582	205,503	1,436

December 31, 2010
Trade and other payables	186,287	186,287	-	-
Long-term debt	322,787	46,409	275,190	1,188
Other financial liabilities	15,263	10,326	3,107	1,830

Total contractual obligations	524,337	243,022	278,297	3,018

December 31, 2011
Trade and other payables	191,859	191,859	-	-
Long-term debt	298,848	59,979	112,931	125,938
Other financial liabilities	7,188	5,042	595	1,551

Total contractual obligations	497,895	256,880	113,526	127,489

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 18.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

If the interest rate on the Company’s revolving credit facility balance at December 31, 2011, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $307,000. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at December 31, 2011, with all other variables held constant, net income would have increased or decreased by approximately $37,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries, or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

27.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2011 remained unchanged from those for 2010.

Net debt to equity ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and short-term deposits, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.41 to 1 at December 31, 2011 (December 31, 2010 – 0.42 to 1; January 1, 2010 – 0.41 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters. The Company’s ROE was 1.9% for the year ended December 31, 2011 (December 31, 2010 – 16.5%). The Company’s ROE was below target because of the $90.0 million goodwill impairment charge recorded in the fourth quarter of 2011.

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDA is calculated as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairments. EBITDAR is calculated as EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the year ended December 31, 2011.

28.	Accumulated Other Comprehensive Income (Loss)

(In thousands of Canadian dollars)	Exchange Differences on Translation of Foreign Operations $	Unrealized Gains/Losses on Financial Assets $	Total $

Balance, January 1, 2010	-	323	323

Gains (losses) arising during the year	(9,823)	1,653	(8,170)
Reclassification adjustments for gains transferred to income	(8,792)	(91)	(8,883)

Current-year activity before tax	(18,615)	1,562	(17,053)
Tax effect	-	(27)	(27)

Balance, December 31, 2010	(18,615)	1,858	(16,757)

Gains (losses) arising during the year	5,761	(1,441)	4,320
Reclassification adjustments for gains transferred to income	-	(38)	(38)

Current-year activity before tax	5,761	(1,479)	4,282
Tax effect	-	26	26

Balance, December 31, 2011	(12,854)	405	(12,449)

The exchange difference on the translation of foreign operations represents the unrealized gain or loss on the Company’s net investment in US-based operations or other foreign operations where the functional currency is different from the Canadian dollar. The change in the translation of foreign operations during the year relates to the fluctuation in the value of the Canadian dollar relative to these other functional currencies. Statement of financial position accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0170 (December 31, 2010 – 0.9946).

The unrealized gains (losses) on financial assets represent the change in the fair value of investments held for self-insured liabilities (note 15).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

29.	Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	2011	2010
	%	%

Income tax expense at statutory Canadian rates	27.4	29.2
Increase (decrease) resulting from:
Impairment of goodwill	48.0	-
Income from associated companies	(0.1)	(0.3)
Rate differential on foreign income	(0.7)	(0.9)
Taxable capital gains	0.1	3.8
Non-deductible expenses:
Meals and entertainment	0.7	0.9
Share-based compensation	0.3	0.3
Non-taxable foreign income net of non-creditable withholding taxes	(1.5)	(2.8)
Other	0.3	(0.5)

	74.5	29.7

The major components of deferred income tax expense (recovery) are as follows:

	For the year ended December 31

(In thousands of Canadian dollars)	2011 $	2010 $

Origination and reversal of timing differences	3,641	(1,937)
Write-down of loss carryforwards	1,331	-
Change of tax rates	(691)	(460)

Total deferred income tax expense (recovery)	4,281	(2,397)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31	December 31	January 1
(In thousands of Canadian dollars)	2011 $	2010 $	2010 $

Deferred income tax assets
Differences in timing of deductibility of expenses	30,665	21,778	25,040
Loss carryforwards	7,928	9,486	13,680
Tax cost of property and equipment in excess of carrying value	2,053	2,444	1,377
Deferred gain on sale of building	438	585	747
Other	2,563	6,619	2,619

	43,647	40,912	43,463

	December 31	December 31	January 1
(In thousands of Canadian dollars)	2011 $	2010 $	2010 $

Deferred income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	3,424	5,997	2,266
Differences in timing of taxability of revenues	12,132	7,766	9,317
Carrying value of property and equipment in excess of tax cost	5,320	6,162	7,080
Carrying value of intangible assets in excess of tax cost	26,589	23,451	21,808
Other	7,099	4,404	6,706

	54,564	47,780	47,177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

The following is a reconciliation of net deferred tax assets (liabilities):

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $

Balance, beginning of the year	(6,868)	(3,714)
Tax recovery (expense) during the year recognized in net income	(4,281)	2,397
Tax recovery (expense) during the year recognized in other comprehensive income	26	(27)
Deferred taxes acquired through business combinations	(238)	(5,071)
Impact of foreign exchange	16	(207)
Other	428	(246)

Balance, end of the year	(10,917)	(6,868)

At December 31, 2011, except as noted below, all loss carryforwards available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements. The Company has unrecognized federal loss carryforwards of approximately $900,000 (US$885,000) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years. The Company also has unrecognized loss carryforwards of approximately $5,006,000 that are available to reduce the taxable income of certain other foreign subsidiaries that have no expiry date.

30.	Net Interest Expense and Other Net Finance Expense (Income)

Net interest expense

	For the year ended December 31

(In thousands of Canadian dollars)	2011 $	2010 $

Interest on other notes payable	2,479	3,561
Interest on bank loan	4,795	5,438
Interest on senior secured notes	3,590	-
Interest on finance leases	235	457
Other	577	654

Total interest expense	11,676	10,110

Interest income on available-for-sale investment debt securities	(1,468)	(1,371)
Other	(485)	(877)

Total interest income	(1,953)	(2,248)

Net interest expense	9,723	7,862

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Other net finance expense (income)

	For the year ended December 31

(In thousands of Canadian dollars)	2011 $	2010 $

Amortization on available-for-sale investment debt securities	302	248
Bank charges	2,546	1,773

Total other finance expense	2,848	2,021

Realized gain on sale of available-for-sale investment debt securities	-	(83)
Fair value gain on interest rate swap	-	(2,157)

Total other finance income	-	(2,240)

Other net finance expense (income)	2,848	(219)

31.	Employee Costs

	For the year ended December 31

(In thousands of Canadian dollars)	2011 $	2010 $

Wages, salaries, and benefits	893,955	780,767
Pension costs	24,419	21,982
Share-based compensation	5,575	2,822

Total employee costs	923,949	805,571

Direct labor	615,136	537,704
Indirect labor	308,813	267,867

Total employee costs	923,949	805,571

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

32.	Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	December 31 2011 #	December 31 2010 #

Basic shares outstanding	45,638,311	45,690,555
Share options (dilutive effect of 403,300 options; 2010 – 624,165)	36,726	200,436

Diluted shares outstanding	45,675,037	45,890,991

At December 31, 2011, 1,175,000 (December 31, 2010 – 856,666) options were antidilutive and, therefore, were not considered in computing diluted earnings per share.

33.	Cash Flows From (Used in) Operating Activities

Cash flows from (used in) operating activities determined by the indirect method are as follows:

	For the year ended December 31
(In thousands of Canadian dollars)	2011 $	2010 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the year	12,662	94,741
Add (deduct) items not affecting cash:
Depreciation of property and equipment	27,933	25,461
Impairment of goodwill	90,000	-
Amortization of intangible assets	18,395	17,289
Deferred income tax	4,281	(2,397)
Loss on dispositions of investments and property and equipment	1,298	586
Share-based compensation expense	5,575	2,822
Provision for self-insured liability and claims	11,463	10,962
Other non-cash items	(9,155)	(5,908)
Share of income from equity investments	(793)	(2,209)
Gain on sale of equity investments	-	(7,183)

	161,659	134,164

Trade and other receivables	11,917	11,647
Unbilled revenue	(26,685)	(1,250)
Prepaid expenses	(2,166)	4,055
Trade and other payables	(15,936)	(22,975)
Billings in excess of costs	(7,247)	(13,158)
Income taxes payable	(6,956)	(551)

	(47,073)	(22,232)

Cash flows from operating activities	114,586	111,932

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

34.	Related-Party Disclosures

Subsidiaries

As at December 31, 2011, the Company has subsidiaries where it owns 100% of the voting and restricted securities. These subsidiaries are consolidated in the Company’s consolidated financial statements.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
AXYS Environmental Consulting (Barbados) Inc.	Barbados
Bonestroo Services, LLC	Minnesota, United States
BVE Development, LLC	Pennsylvania, United States
International Insurance Group Inc.	Barbados
I.R. Wilson Consultants Ltd.	British Columbia, Canada
Jacques Whitford Consultants BV	Netherlands
Jacques Whitford Holdco Ltd.	Cayman Islands
Nu Nennè-Stantec Inc.	Alberta, Canada
RiverMorph, LLC	Kentucky, United States
SEA, Incorporated	Nevada, United States
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting Colombia S.A.S.	Colombia
Stantec Consulting Guatemala, S.A.	Guatemala
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd.	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Panama, S.A.	Panama
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec Experts-conseils Itée	Canada
Stantec Holdings (Delaware) III Inc.	Delaware, United States
Stantec Holdings Ltd.	Alberta, Canada
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil
WilsonMiller, Inc.	Florida, United States
WM Aviation, LLC	Delaware, United States

Special purpose entities

As at December 31, 2011, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. The management agreement provides the Company with control over the management and operation of these entities. The Company also receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management has concluded that the Company controls these entities and, therefore, consolidates these entities in its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Name	Jurisdiction of Incorporation

Anshen & Allen Associates Limited	England and Wales
Burt Hill Architects and Engineers, P.C.	New Jersey, United States
Burt Hill International, LLC	Pennsylvania, United States
Burt, Hill Design Private Limited	India
Granary Associates Architects, P.C.	Pennsylvania, United States
Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Connecticut Inc.	Connecticut, United States
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Enterprises Limited	Bahamas
Stantec International Inc.	Pennsylvania, United States
Stantec International Limited	Barbados
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States

Associated companies and joint ventures

The Company enters into transactions through its investments in associates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Refer to notes 13 and 14 for a listing of the joint ventures in which the Company is a venturer and for a listing of the Company’s investments in associates.

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for the year ended December 31, 2011:

(In thousands of Canadian dollars)	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	15,099	227	4,978
Associates	8,004	1,198	2,413

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for the year ended December 31, 2010:

(In thousands of Canadian dollars)	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	14,231	-	3,122
Associates	8,942	2,789	2,310

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Compensation of key management personnel of the Company

The Company’s key management personnel include its CEO, chief financial officer, chief operating officer, and senior vice presidents. The following table outlines their compensation:

	For the year ended December 31

(In thousands of Canadian dollars)	2011 $	2010 $

Salaries and other short-term employment benefits	8,027	8,792
Directors’ fees	248	264
Share-based compensation	3,079	1,196

Total compensation	11,354	10,252

The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting year. Share-based compensation includes the fair value adjustment for the year.

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

		Exercise Price	December 31 2011	December 31 2010

Issue Date	Expiry Date	$	# Outstanding	# Outstanding

January 3, 2003	January 3, 2012	10.80	-	30,000
January 3, 2003	January 3, 2013	12.17	60,000	60,000
January 3, 2003	January 3, 2013	13.55	60,000	60,000
December 14, 2004	December 14, 2011	12.25	-	8,000
August 18, 2006	August 18, 2013	20.37	10,000	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			147,500	185,500

35.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

In 2010, the Company had four operating segments: Canada East, Canada West, US East, and US West. With its growth internationally in 2010 and resulting reorganization, the Company redefined its operating segments as

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Canada, the United States, and International, effective January 1, 2011. The Company’s operating segments are aggregated into the Consulting Services reportable segment.

Geographic information	Non-Current Assets

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $

Canada	350,551	313,894
United States	335,213	419,896
International	3,164	307

	688,928	734,097

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

Geographic information	Gross Revenue

	For the year ended December 31

(In thousands of Canadian dollars)	2011 $	2010 $

Canada	945,261	901,859
United States	679,296	581,813
International	58,846	29,390

	1,683,403	1,513,062

Gross revenue is attributed to countries based on the location of the project.

Practice area unit information	Gross Revenue

	For the year ended December 31

(In thousands of Canadian dollars)	2011 $	2010 $

Buildings	414,716	326,111
Environment	604,788	601,845
Industrial	287,215	241,312
Transportation	197,834	187,660
Urban Land	178,850	156,134

	1,683,403	1,513,062

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

36.	Amounts Due From Customers

The net amount due from customers, excluding trade receivables, for contracts in progress at each consolidated statement of financial position date, is as follows:

(In thousands of Canadian dollars)	December 31 2011 $	December 31 2010 $	January 1 2010 $

Gross amount due from customers (unbilled revenue)	133,881	104,696	95,794
Gross amount due to customers (billings in excess of costs)	(49,441)	(56,741)	(52,007)

Net amount due from customers	84,440	47,955	43,787

As at December 31, 2011, the current portion of holdbacks held by customers included in trade and other receivables was $2,797,000 (December 31, 2010 – $2,184,000; January 1, 2010 – $2,829,000).

37.	Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2011, investment tax credits of $408,000 (2010 – $1,161,000) were recorded and reduced administrative and marketing expenses.

38.	Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements for the year ended December 31, 2011, are prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements that comply with IFRS applicable for periods beginning on or after January 1, 2011, as described in the accounting policies (note 4). The Company prepared its opening statement of financial position as at January 1, 2010, its date of transition to IFRS. This note explains the principal adjustments the Company made in restating its Canadian GAAP statement of financial position as at January 1, 2010, and its previously published Canadian GAAP financial statements for the year ended December 31, 2010.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain IFRS.

The Company has applied the following exemptions:

•

Business Combinations. IFRS 3, “Business Combinations” (IFRS 3), has not been applied retrospectively to past business combinations. Accordingly, the Company did not restate business combinations that took place prior to January 1, 2010. Any goodwill arising on business combinations before the transition date was not adjusted from the carrying amount previously determined under Canadian GAAP as a result of applying this exemption, except as required under IFRS 1.

•

Fair value or revaluation as deemed cost. The Company elected to measure buildings, classified as property and equipment and investment property, at their fair values and used those amounts as their deemed costs at January 1, 2010. The costs of buildings were determined by reference to their fair values at January 1, 2010, by professional valuators on an existing-use basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

•	Cumulative currency translation adjustment. The Company elected to deem the cumulative currency translation difference for all foreign operations to be zero at January 1, 2010.

•

Share-based payments. IFRS 2, “Share-Based Payments” (IFRS 2), has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, or after November 7, 2002, that vested before January 1, 2010. For cash-settled share-based payment transactions, called deferred share units, the Company has not applied IFRS 2 to liabilities that were settled before January 1, 2010.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires that equity, income, comprehensive income, and cash flows be reconciled for the comparative periods presented. The Company’s first-time adoption of IFRS did not have a material impact on its total operating, investing, or financing cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity, income, and comprehensive income, with adjustments presented on an after-tax basis.

Reconciliation of equity:

(In thousands of Canadian dollars)	Notes	December 31 2010 $	January 1 2010 $

Equity, Canadian GAAP		625,475	547,394

IFRS adjustments:
Contingent consideration outstanding from past business combinations	14	(6,573)	(5,969)
Intangible asset impairment and amortization	15	(1,033)	(2,370)
Sublease revenue	11	(355)	(1,725)
Restructuring and acquisition-related costs	10,19	(1,737)	-
Other	9,12,16,17	(89)	734

		(9,787)	(9,330)

Equity, IFRS		615,688	538,064

Reconciliation of income:

(In thousands of Canadian dollars)	Notes	For the year ended December 31 2010 $

Net income for the year, Canadian GAAP			93,595

IFRS adjustments:
Sublease revenue	11		1,370
Unrealized gain on interest rate swap	12		1,531
Intangible asset impairment and amortization	15		1,337
Restructuring and acquisition-related costs	10,19		(1,913)
Other	9,14,16,17,18		(1,179)

			1,146

Net income for the year, IFRS			94,741

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Reconciliation of comprehensive income:

(In thousands of Canadian dollars)	Notes	For the year ended December 31 2010 $

Comprehensive income for the year, Canadian GAAP		78,035

IFRS adjustments:
Net income adjustments	9-19	1,146
Reclassification of unrealized gain on interest rate swap	12	(1,531)
Reclassification of foreign exchange on bonds	16	(355)
Net impact of IFRS adjustments on the exchange on translation of foreign operations	13	366

		(374)

Comprehensive income for the year, IFRS		77,661

Changes in Accounting Policies

The following notes describe the differences between the previous historical Canadian GAAP accounting policies and the current IFRS policies applied by the Company that resulted in adjustments to its December 31, 2010, and January 1, 2010, consolidated financial statements.

Reclassification adjustments:

1) Classification of deferred taxes. Per IAS 12, “Income Taxes,” deferred tax balances are classified as non-current. Under Canadian GAAP, deferred tax balances are classified as current or non-current based on the nature of the underlying related asset or liability.

2) Investment property. Per IAS 40, “Investment Property,” land or buildings (or parts thereof), held to earn rental income or for capital appreciation instead of for own use, are classified as investment property. Under Canadian GAAP, these items are classified as property and equipment.

3) Provisions. Per IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (IAS 37), provisions are defined as liabilities of uncertain timing or amount. Per IAS 1, “Presentation of Financial Statements” (IAS 1), provisions are to be disclosed as a line item on the consolidated statements of financial position. As a result, the Company reclassified its provision for self-insured liabilities, liabilities on lease exit activities, onerous sublease contracts, and provisions for claims from other liabilities and from trade and other payables to provisions.

4) Non-controlling interest (NCI). IFRS 3 requires NCI to be recorded in equity on the consolidated statements of financial position, whereas Canadian GAAP requires NCI to be recorded between liabilities and equity.

5) Sublease revenue—offsetting. Per IAS 17, “Leases,” and IAS 37, when the Company ceases to use an office space under an operating lease arrangement or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments, as well as an asset for the present value of the future rental income that is virtually certain. Under IFRS, the liability is recorded separately from the asset in these cases. Under Canadian GAAP, netting the asset against the liability was permitted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

6) Financial assets and liabilities. Per IAS 1, financial assets and financial liabilities are to be disclosed as line items on the consolidated statements of financial position. As a result, the Company reclassified derivative financial instruments and interest on long-term debt from other liabilities to other financial liabilities. The Company also reclassified investments held for self-insured liabilities, investments, and holdbacks on long-term contracts from other assets to other financial assets.

7) Investments accounted for using the equity method. Per IAS 1, investments accounted for using the equity method must be presented as a separate line on the consolidated statements of financial position. As a result, the Company reclassified investments in associated companies from other assets to investments in associates.

8) Contingent liabilities. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS requires the Company to recognize any contingent liabilities assumed from past acquisitions that were not recognized in Canadian GAAP but would require recognition under IFRS unless IAS 37 prohibits their recognition in the statement of the acquiree. Also, if a seller contractually indemnified the acquirer for the outcome of a contingent liability, the acquirer would recognize an indemnification asset at the same time that it recognized the contingent liability. As a result, the Company’s provisions and other financial assets have increased.

Adjustments impacting net income and retained earnings:

9) Fair value of property and equipment and investment property. The Company elected to measure buildings, classified as property and equipment and investment property, at fair value at January 1, 2010, and used that amount as deemed cost as at January 1, 2010. The aggregate fair value of buildings at January 1, 2010 was $9,845,000 compared to a carrying amount of $9,390,000. As a result, on transition, the Company’s property and equipment and investment property increased by $455,000, and retained earnings increased by $370,000 (net of tax) for the difference between the fair value and net book value of these properties.

IFRS requires component accounting for significant parts of an item of property and equipment with a cost that is significant in relation to the total cost of the item. Component accounting is required if the useful life and/or depreciation method for the component is different from the remainder of the asset. Based on the componentization analysis, the Company’s buildings were componentized. Depreciation for 2010 and 2011 was based on buildings balances stated at fair value on January 1, 2010, and broken into components.

10) Postacquisition exit/restructuring costs. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS requires the Company to exclude from its opening IFRS consolidated statements of financial position any item recognized in accordance with Canadian GAAP that does not qualify for recognition as an asset or liability under IFRS. Per IFRS 3, any postacquisition exit/restructuring plans of an acquiring company are expensed in the consolidated statements of income as incurred. Under Canadian GAAP, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill at the time of acquisition. Therefore, the Company was required to derecognize any postacquisition exit/restructuring liabilities existing at January 1, 2010, decreasing its accrual for exit/restructuring activities by $250,000 and increasing retained earnings by $177,000 (net of tax). During 2010, administrative and marketing expenses increased since these costs were expensed when incurred, along with the exit/restructuring costs from new acquisitions in 2010.

11) Sublease revenue recognition. Per IAS 37, an inflow of resources is recognized in the consolidated statements of financial position when it is virtually certain. Under Canadian GAAP, the Company established lease exit liabilities when it ceased to use office space under an operating lease arrangement. Included in the liability was the present value of the remaining lease payments offset by an estimate of future sublease revenue. Therefore, the Company derecognized $2,551,000 in estimated future sublease revenue at January 1, 2010, since it was not virtually certain at that date. As a result, on transition, the Company’s provision for lease exit liabilities increased by $2,551,000, and its retained earnings decreased by $1,725,000 (net of tax).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

During 2010, administrative and marketing expenses decreased to recognize sublease revenues that became virtually certain.

12) Hedge accounting. As at December 31, 2009, the Company used the “shortcut” method to prove the effectiveness of its interest rate hedge as permitted by Canadian GAAP. Per IAS 39, the Company is not permitted to use the shortcut method to assess hedge effectiveness. As a result, the Company discontinued hedge accounting (for IFRS accounting purposes only) on January 1, 2010, and removed the $1,531,000 loss (net of tax) in accumulated other comprehensive income and decreased retained earnings, accordingly.

The interest rate swap expired in September 2010. As its fair value approached zero, the Company reclassified the resulting unrealized gain, decreasing other comprehensive income and increasing finance income.

13) Foreign currency translation. On transition to IFRS, the Company elected to deem the cumulative translation difference for all foreign operations to be zero at January 1, 2010. As a result, the Company’s accumulated other comprehensive income increased and retained earnings decreased by $50,837,000.

Due to the adjustments made to the consolidated statements of financial position to restate Canadian GAAP to IFRS, the balances used to calculate the exchange on translation of foreign operations are different under IFRS. Because of this difference, other comprehensive income increased.

14) Contingent consideration. Despite the Company having elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS generally requires the Company to recognize any assets acquired or liabilities assumed in past business combinations that would require recognition by an acquirer under IFRS but not under Canadian GAAP. IFRS 3 records contingent consideration at the date of acquisition, based on the fair value at that date, as a liability or equity depending on its nature. The remeasurement of the liability at fair value each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, a liability for contingent consideration is only recognized at the date of acquisition when the amount is determinable; therefore, contingent consideration is generally recognized when the contingency is resolved and the consideration becomes payable. As a result, the Company fair valued contingent consideration outstanding from past business combinations at January 1, 2010, using an income approach, which increased other financial liabilities by $5,854,000 and decreased retained earnings by $5,969,000.

Contingent consideration was recorded at a discounted amount due to its long-term nature. In 2010, net interest expense increased to record the unwinding of the discount on contingent consideration. In addition, in 2010, due to a change in the probability of meeting a performance target, the Company accrued additional contingent consideration of $476,000 as an increase to other financial liabilities and a decrease to other (income) expense.

15) Impairment of assets. Under IAS 36, “Impairment of Assets” (IAS 36), the impairment test for definite-lived intangible assets and long-lived assets is only one step. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. Under Canadian GAAP, this test is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value.

Per IFRS 1, in preparing the opening IFRS consolidated statement of financial position, the Company is required to perform an impairment test, in accordance with IAS 36, on goodwill and intangible assets at January 1, 2010. The impairment tests concluded that goodwill was not impaired but that intangible assets relating to certain client relationships and favorable lease agreements were impaired by $3,824,000. The intangible impairments primarily reflected the financial distress experienced by specific clients in relation to past acquisitions and a reduction in the value of favorable leases in the Manhattan, New York, area. Therefore, on transition, the Company’s intangible assets decreased by $3,824,000, and retained earnings decreased by $2,370,000 (net of tax).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

As a result of the intangible asset impairment recorded on January 1, 2010, intangible asset amortization decreased in 2010. In addition, the Company added back the $1,772,000 impairment of client relationships and favorable lease agreements that were impaired under Canadian GAAP during 2010 since they were already accounted for in the IFRS opening consolidated statement of financial position.

16) Available-for-sale financial instruments. For available-for-sale financial instruments, IFRS requires that unrealized foreign exchange gains or losses from non-monetary investments be recorded in other comprehensive income and that unrealized foreign exchange gains or losses from monetary investments be recorded in income. Under Canadian GAAP, unrealized foreign exchange gains or losses from both non-monetary and monetary available-for-sale financial instruments are recorded in other comprehensive income. Since the Company has bonds (monetary investments) classified as available for sale, an adjustment was made on January 1, 2010, to decrease other comprehensive income and increase retained earnings by $281,000.

In 2010, as a result of reclassifying the unrealized foreign exchange gain on bonds from other comprehensive income to income, other comprehensive income decreased, and foreign exchange gain increased.

17) Professional fees. Per IAS 39, transaction costs associated with issuing new shares are deducted from equity when these costs are directly attributable to the issue of the new shares and otherwise are expensed to income. As a result, administrative and marketing expenses increased due to legal and audit costs associated with the filing of a short-term shelf prospectus in 2010.

18) Income taxes. Where appropriate, deferred taxes were adjusted to reflect the tax effect of the adjustments identified above. As a result, on January 1, 2010, the Company increased deferred tax assets by $4,005,000 and increased deferred tax liabilities by $1,998,000. To the extent that deferred taxes were adjusted due to IFRS adjustments made in 2010, income tax expense increased.

19) Acquisition-related costs. Per IFRS 3, the acquirer accounts for acquisition-related costs as expenses in the periods in which the costs are incurred. Per Canadian GAAP, incremental costs incurred to effect business combinations are recognized as costs of the business combinations and impact goodwill at the time of acquisition. As a result, during 2010, under IFRS, the Company recognized legal and audit costs associated with acquisitions, which increased administrative and marketing expenses.

Adjustments to purchase price allocations

Under Canadian GAAP, generally, initial purchase price allocations are subsequently adjusted through goodwill on a prospective basis. Under IFRS, if the initial accounting for a business combination can only be determined provisionally, subsequent adjustments to the allocation are retrospectively recognized from the date of acquisition. These adjustments (i.e., measurement period adjustments) are only those that confirm facts and circumstances existing at the acquisition date and may occur up to 12 months from the acquisition date. During 2011, the Company had significant measurement period adjustments relating to 2010 acquisitions; therefore, these adjustments were retroactively applied to 2010, impacting various line items in the Company’s consolidated statements of financial position.

Restated consolidated financial statements

The following are reconciliations of the financial statements previously presented under Canadian GAAP to financial statements prepared under IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Consolidated Statements of Financial Position

	As at December 31, 2010			As at January 1, 2010

(In thousands of Canadian dollars)	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $

ASSETS
Current
Cash and short-term deposits	62,731	-	62,731	14,690	-	14,690
Trade and other receivables	290,388	5,352	295,740	253,205	-	253,205
Unbilled revenue	103,204	1,492	104,696	95,794	-	95,794
Income taxes recoverable	12,313	-	12,313	12,144	-	12,144
Prepaid expenses	11,068	(369)	10,699	11,352	-	11,352
Deferred tax assets	16,059	(16,059)	-	15,518	(15,518)	-
Other financial assets	-	10,589	10,589	-	4,664	4,664
Other assets	8,750	(4,574)	4,176	6,550	(2,316)	4,234

Total current assets	504,513	(3,569)	500,944	409,253	(13,170)	396,083
Non-current
Property and equipment	113,996	(307)	113,689	108,256	(426)	107,830
Investment property	-	-	-	-	881	881
Goodwill	551,446	(3,174)	548,272	468,814	-	468,814
Intangible assets	73,370	(1,234)	72,136	64,155	(3,824)	60,331
Investments in associates	-	2,831	2,831	-	6,631	6,631
Deferred tax assets	21,396	19,516	40,912	23,940	19,523	43,463
Other financial assets	-	57,235	57,235	-	48,657	48,657
Other assets	58,787	(57,448)	1,339	49,127	(49,127)	-

Total assets	1,323,508	13,850	1,337,358	1,123,545	9,145	1,132,690

LIABILITIES AND EQUITY
Current
Trade and other payables	192,106	(5,819)	186,287	167,175	(7,782)	159,393
Billings in excess of costs	58,071	(1,330)	56,741	52,007	-	52,007
Income taxes payable	3,397	1,198	4,595	-	-	-
Current portion of long-term debt	47,265	(871)	46,394	35,428	-	35,428
Provisions	-	17,297	17,297	-	15,287	15,287
Deferred tax liabilities	15,843	(15,843)	-	15,643	(15,643)	-
Other financial liabilities	-	9,365	9,365	-	6,196	6,196
Other liabilities	14,660	(11,347)	3,313	13,558	(9,747)	3,811

Total current liabilities	331,342	(7,350)	323,992	283,811	(11,689)	272,122
Non-current
Long-term debt	269,294	6,342	275,636	198,769	-	198,769
Provisions	-	39,143	39,143	-	42,232	42,232
Deferred tax liabilities	30,749	17,031	47,780	29,536	17,641	47,177
Other financial liabilities	-	5,789	5,789	-	7,606	7,606
Other liabilities	66,545	(37,215)	29,330	63,849	(37,129)	26,720

Total liabilities	697,930	23,740	721,670	575,965	18,661	594,626

Non-controlling interests	103	(103)	-	186	(186)	-

Shareholders’ equity
Share capital	225,158	-	225,158	221,983	-	221,983
Contributed surplus	13,340	-	13,340	12,606	-	12,606
Retained earnings	454,301	(60,457)	393,844	364,569	(61,603)	302,966
Accumulated other comprehensive (loss) income	(67,324)	50,567	(16,757)	(51,764)	52,087	323

Total equity attributable to equity holders of the Company	625,475	(9,890)	615,585	547,394	(9,516)	537,878

Non-controlling interests	-	103	103	-	186	186

Total equity	625,475	(9,787)	615,688	547,394	(9,330)	538,064

Total liabilities and equity	1,323,508	13,850	1,337,358	1,123,545	9,145	1,132,690

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Consolidated Statements of Income

	For the year ended December 31, 2010
(In thousands of Canadian dollars, except per share amounts)	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $

Gross revenue	1,513,062	-	1,513,062
Less subconsultant and other direct expenses	287,022	-	287,022

Net revenue	1,226,040	-	1,226,040
Direct payroll costs	537,704	-	537,704

Gross margin	688,336	-	688,336
Administrative and marketing expenses	510,934	(210)	510,724
Depreciation of property and equipment	24,402	1,059	25,461
Amortization of intangible assets	17,599	(310)	17,289
Impairment of intangible assets	1,772	(1,772)	-
Net interest expense	9,000	(1,138)	7,862
Other net finance income	-	(219)	(219)
Share of income from associates	(2,209)	-	(2,209)
Gain on sale of equity investments	(7,183)	-	(7,183)
Foreign exchange loss (gain)	1,355	(361)	994
Other (income) expense	(850)	1,688	838

Income before income taxes	133,516	1,263	134,779

Income taxes
Current	42,429	6	42,435
Deferred	(2,508)	111	(2,397)

Total income taxes	39,921	117	40,038

Net income for the year	93,595	1,146	94,741

Earnings per share
Basic	2.05	0.02	2.07

Diluted	2.04	0.02	2.06

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010
(In thousands of Canadian dollars)	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $

Net income for the year	93,595	1,146	94,741

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(18,981)	366	(18,615)
Net gain (loss) on available-for-sale financial assets	1,923	(361)	1,562
Net gain (loss) on cash flow hedge	2,157	(2,157)	-
Income tax	(659)	632	(27)

Other comprehensive loss for the year, net of tax	(15,560)	(1,520)	(17,080)

Total comprehensive income for the year, net of tax	78,035	(374)	77,661

39.	Event After the Reporting Period

On February 15, 2012, the Company’s board of directors approved a dividend policy and concurrently declared its first quarterly dividend of $0.15 per share, payable on April 17, 2012, to shareholders of record on March 30, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

STANTEC INC.

SHAREHOLDER INFORMATION

HEAD OFFICE

200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

TRANSFER AGENT

Computershare | Calgary, Alberta

AUDITORS

Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

PRINCIPAL BANK

Canadian Imperial Bank of Commerce

SECURITIES EXCHANGE LISTING

Stantec shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol STN.

Printed in Canada